UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PUMA BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74587V107

(CUSIP Number)

Alan H. Auerbach

10880 Wilshire Boulevard, Suite 2150

Los Angeles, CA 90024

Telephone: (424) 248-6500

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74587V107

1.	Name of Reporting Person: Alan H. Auerbach
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF, OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 6,156,250
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,156,250
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,156,250 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 20.0% (2)
14.	Type of Reporting Person: IN

(1)	Represents (a) 4,040,000 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), and (b) 2,116,250 shares of Common Stock issuable upon exercise of a warrant held by the Reporting Person. For additional information regarding the shares of Common Stock beneficially owned by the Reporting Person, see Item 3 below.

(2)	Based on 28,665,000 shares of Common Stock outstanding as of October 24, 2012.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on October 14, 2011 by Alan H. Auerbach, the President and Chief Executive Officer of Puma Biotechnology, Inc. (the “Issuer”), and relates to the Issuer’s common stock, par value $0.0001 per share ( “Common Stock”). The Issuer’s principal executive office is located at 10880 Wilshire Boulevard, Suite 2150, Los Angeles, California 90024.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby superseded and replaced in full to read as follows:

(a)	The name of the reporting person is Alan H. Auerbach (the “Reporting Person”).

(b)	The business address of the Reporting Person is 10880 Wilshire Boulevard, Suite 2150, Los Angeles, California 90024.

(c)	The principal occupation of the Reporting Person is President and Chief Executive Officer of the Issuer at the Issuer’s principal executive office located at 10880 Wilshire Boulevard, Suite 2150, Los Angeles, California 90024. The Reporting Person also serves as the Secretary of the Issuer and the Chairman of the Issuer’s Board of Directors (the “Board”).

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby superseded and replaced in full to read as follows:

In connection with the incorporation of Puma Biotechnology, Inc., a private Delaware corporation (“Puma”), in September 2010, the Reporting Person was issued an aggregate of 4,000,000 shares of Puma’s common stock in exchange for aggregate consideration of $400 from the Reporting Person’s existing personal funds.

Pursuant to an Agreement and Plan of Merger, dated September 29, 2011 (the “Merger Agreement”), by and among the Issuer, IAC Merger Corporation, a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger Sub”), and Puma, Merger Sub merged (the “Merger”) with and into Puma, with Puma remaining as the surviving entity and wholly-owned operating subsidiary of the Issuer. The Merger was effective as of October 4, 2011 (the “Effective Date”).

Immediately prior to the Merger, Puma consummated a private placement (the “Private Placement”) pursuant to a Securities Purchase Agreement, dated October 4, 2011 (the “Securities Purchase Agreement”), by and among Puma, the persons listed on Schedule I thereto, and the Issuer, but only for purposes of assuming all of Puma’s rights, duties and obligations under the Securities Purchase Agreement. In the Private Placement, Puma issued 14,666,733 shares of its common stock and anti-dilutive warrants to 27 accredited investors in exchange for approximately $55 million.

Immediately following the effectiveness of the Merger, the Issuer’s Board approved a transaction pursuant to which Puma merged with and into the Issuer, leaving the Issuer as the surviving corporation. In connection with this merger, the Issuer changed its corporate name from Innovative Acquisitions Corp. to “Puma Biotechnology, Inc.”

At the effective time of the Merger, each share of Puma’s common stock held by the Reporting Person and the investors in the Private Placement was converted into one fully paid and nonassessable share of Common Stock. This resulted in the Reporting Person holding an aggregate 4,000,000 shares of Common Stock on the Effective Date.

Additionally, in connection with the Merger, the Issuer assumed a warrant held in the name of the Reporting Person issued by Puma prior to the Merger. The warrant has a ten-year term and could be exercised only in the event that the Issuer conducted a post-Merger offering of securities resulting in gross cash proceeds to the Issuer of at least $15 million. The warrant could be exercised for the number of shares of Common Stock as would be necessary for the Reporting Person to maintain, as calculated under the terms of the warrant, ownership of 20% of the Issuer’s outstanding shares of Common Stock after such post-Merger offering, at an exercise price equal to the price paid per share in such post-Merger offering.

On October 6, 2011, the Issuer issued 40,000 shares of Common Stock to the Reporting Person at $3.75 per share upon his conversion of an unsecured convertible promissory note. The note, which did not accrue interest, was issued to the Reporting Person in connection with his advance of $150,000 of his existing personal funds to Puma prior to the Merger and, in accordance with its terms, was convertible into shares of Common Stock following the Merger.

On October 24, 2012, the Issuer closed an underwritten public offering (the “Public Offering”) of 8,625,000 shares of Common Stock at a price to the public of $16.00 per share pursuant to an underwriting agreement by and among the Issuer, and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Leerink Swann LLC, as representatives of the several underwriters named therein (the “Representatives”). The gross proceeds received by the Issuer from the Public Offering was $138 million.

The closing of the Public Offering caused the warrant described above held by the Reporting Person to become exercisable. The warrant became exercisable for 2,116,250 shares of Common Stock at an exercise price of $16.00 per share. The warrant is exercisable until October 4, 2021.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby superseded and replaced in full to read as follows:

The disclosure provided in Item 3 above is incorporated herein by reference.

In connection with the Public Offering, the Reporting Person entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the underwriters, pursuant to which, he agreed, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock for 90 days beginning October 18, 2012 (the “Lock-Up Period”) without first obtaining the written consent of the Representatives. Specifically, the Reporting Person has agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any Common Stock,

•	sell any option or contract to purchase any Common Stock,

•	purchase any option or contract to sell any Common Stock,

•	grant any option, right or warrant for the sale of any Common Stock,

•	lend or otherwise dispose of or transfer any Common Stock,

•	request or demand that we file a registration statement related to the Common Stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Following the Lock-Up Period, and assuming that the Representatives do not release the Reporting Person from the Lock-Up Agreement, all of the shares of Common Stock that are restricted securities or are held by the Reporting Person as of October 18, 2012 will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act of 1933, as amended.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby superseded and replaced in full to read as follows:

The information set forth or incorporated in Items 2, 3 and 4 above is incorporated herein by reference.

(a) The Reporting Person beneficially owns 6,156,250 shares of Common Stock, which represents approximately 20.0% of the outstanding shares of Common Stock. The percentage of shares owned by the Reporting Person is based upon 28,665,000 shares of Common Stock outstanding as of October 24, 2012. Pursuant to Rule 13d-3(d) of the Act, the Reporting Person has included as beneficially owned and outstanding the 2,116,250 shares of Common Stock issuable upon exercise of the warrant described in Item 3.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by the Reporting Person as described in paragraph (a) above.

(c) Other than as reported herein, the Reporting Person has not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d) Other than the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held in the name of the Reporting Person and reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby superseded and replaced in full to read as follows:

The information set forth or incorporated in Items 3 and 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger, dated September 29, 2011, by and among the Issuer, IAC Merger Corporation and Puma Biotechnology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on October 11, 2011).

Exhibit 2:	Securities Purchase Agreement, dated October 4, 2011, by and among Puma Biotechnology, Inc., the investors listed on Schedule I attached thereto and the Issuer (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K of the Issuer, filed with the SEC on October 11, 2011).

Exhibit 3:	Warrant to Purchase Shares of Common Stock of Puma Biotechnology, Inc., dated October 4, 2011, issued to
Alan H. Auerbach (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of the Issuer, filed with the SEC on October 11, 2011).

Exhibit 4:	Form of Lock-Up Agreement (incorporated by reference to Exhibit C to Exhibit 1.1 to the Current Report on Form 8-K of the Issuer, filed with the SEC on October 24, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2012

/s/ Alan H. Auerbach
Alan H. Auerbach